Table of Contents

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement of the Olin Corporation (Form S-8 No. 333-209534) of our report dated June 26, 2017, relating to the statements of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the related supplemental schedule of assets (held at end of year) as of December 31, 2016, which appears in the December 31, 2016 Annual Report on Form 11-K of the Olin Corporation Contributing Employee Ownership Plan.
/s/ Brown Smith Wallace, LLC

St. Louis, Missouri
June 26, 2017